FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This Form 6-K/A is being filed to correct a typographical error in the Report of Foreign Private Issuer on Form 6-K filed July 22, 2010 ("July 22, 2010 Report"), changing the amount of outstanding votes of Ultrapetrol (Bahamas) Limited represented by the shares owned by Hazels from 26.26% to 27.54%. For convenience, the July 22, 2010 Report is being amended and restated in its entirety below.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

NASSAU, Bahamas, July 22, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR ("Ultrapetrol"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today that Solimar Holdings Ltd. ("Solimar") and Hazels (Bahamas) Investments Inc. ("Hazels"), each a shareholder in Ultrapetrol at the time of its initial public offering, completed the purchase by Hazels of 2,977,690 shares of Ultrapetrol common stock (the "Shares") from Solimar on July 15, 2010. Each of the Shares is entitled to seven votes, and after the acquisition of the Shares, shares owned by Hazels represent 27.54% of the outstanding votes of Ultrapetrol.  In connection with the sale of the Shares, Solimar also assigned all of its assignable rights under the Registration Rights Agreement dated November 10, 2004 to Hazels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

	By:	/s/ Leonard J. Hoskinson
	Name:	Leonard J. Hoskinson
	Title:	Chief Financial Officer

Dated: July 23, 2010

SK 02351 0010 1117344